PRESS RELEASE	NOVEMBER 12, 2025

Largo Reports Third Quarter 2025 Financial Results

All amounts expressed are in U.S. dollars, denominated by "$".

Q3 2025 and Other Highlights

  Revenues of $33.3 million ($32.3 million from vanadium sales and $1.0 million from ilmenite sales) in Q3 2025 vs. revenues of $29.9 million ($27.2 million from vanadium sales and $2.7 million from ilmenite sales) in Q3 2024

  Revenues per lb sold3 of V2O5 equivalent of $6.06 in Q3 2025 vs. $6.28 in Q3 2024

  Adjusted cash operating costs excluding royalties per pound sold3 of $3.03 in Q3 2025, a 2% improvement over the $3.08 per lb sold in Q3 2024, and a 5% improvement over the $3.18 per lb sold in Q2 2025

  Operating cash flows before working capital items of $11.9 million in Q3 2025, a $13.9 million increase over negative $2.0 million in Q3 2024

  Mining operations adjusted EBITDA3 of $4.0 million in Q3 2025 vs. $2.4 million in Q3 2024

  Net loss before tax of $10.4 million (including $3.7 million in non-recurring items) in Q3 2025, vs. net loss before tax of $11.9 million (including $3.3 million in non-recurring items) in Q3 2024. Net loss of $36.6 million in Q32025 vs. net loss of $10.1 million in Q3 2024, with difference primarily related to the non-cash derecognition of a deferred tax asset of $28.4 million

  Basic loss per share of $0.57 in Q3 2025 vs. basic loss per share of $0.16 in Q3 2024

  Production of 2,636 tonnes (5.8 million lbs[1]) of V2O5 in Q3 2025 vs. 3,072 tonnes in Q3 2024 and 2,256 tonnes in Q2 2025

  V2O5 equivalent sales of 2,417 tonnes (inclusive of 17 tonnes of purchased material) in Q3 2025 vs. 1,961 tonnes (inclusive of 124 tonnes of purchased material) sold in Q3 2024

  The Company produced 8,643 tonnes of ilmenite concentrate in Q3 2025 vs. 8,149 tonnes in Q2 2025 and sold 6,358 tonnes vs. 6,024 tonnes

  Storion Energy LLC ("Storion") signs strategic supply agreement with TerraFlow Energy LLC to supply vanadium electrolyte and battery stacks; Storion secures electrolyte lease for 48 MWh flow battery project in Texas, supported by Largo Physical Vanadium Corp.'s unique electrolyte leasing model

  Started installation of additional flotation cell circuits to increase ilmenite production capacity to 115,000 tonnes from 42,000 tonnes annually. Operations expected to resume in late November 2025 with ramp up to the expanded production levels currently expected to occur by year end

  Subsequent to Q3 2025, Largo raised US$23.4 million through a Registered Direct Offering and Private Placement ("Offering"), and received an executed binding term sheet with the five Brazilian Lenders representing $84.2 million of debt to defer principal repayments to September 18, 2026, following the Company securing capital of at least $22 million through the Offering

  Subsequent to Q3 2025, the Company signed an amended agreement with the counterparty who sent the Company a default notice for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The Company agreed to deliver the remaining 900 tonnes of V₂O₅ by January 2026 and the counterparty has an option to purchase between 0 - 500 tonnes of V₂O₅ from June 2028 to October 2028.

Vanadium Market Update[2]

  During Q3 2025, vanadium prices remained under pressure in Europe and China, due to continued low demand in the steel and infrastructure sector and an oversupply from Chinese and Russian producers

  On October 23, 2025, the European Union announced sanctions against the largest vanadium producer outside of China.

  The US FeV market remains stronger than the European market: As of November 7, 2025, the average benchmark FeV price per lb V was $13.45 in the U.S. (or approximately $29.65 per kg FeV), which is 24% greater than the average benchmark price per kg of FeV of $23.93 in Europe, driven by increased demand amid ongoing political developments and policy shifts impacting supply dynamics

  The average benchmark price per pound of V2O5 in Europe was $5.23 in Q3 2025, an 8% decrease from the average of $5.71 seen in Q3 2024

  The average benchmark price per kg of FeV in Europe was $23.68 in Q3 2025, a 9% decrease from the average of $25.95 seen in Q3 2024

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial results for the three months and nine ended September 30, 2025. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 2,417 tonnes at an adjusted cash operating cost excluding royalties per pound5 sold of $3.03.

Daniel Tellechea, Director and Interim CEO of Largo commented: "In Q3 2025, we continued to improve our production, increasing it to 2,636 tonnes, up from 2,256 tonnes in Q2 and 1,297 tonnes in Q1. Additionally, this has led to a reduction of our adjusted cash operating costs excluding royalties to $3.03/lb, down from $3.88/lb in Q1. With positive operational improvements on track at the Maracás Menchen Mine, we can turn our attention to our financial position." He continued: "The recent $23.4 million equity raise and the principal deferral from our Brazilian lenders are two actions taken by Largo."

He concluded: "We continue to look for ways to deliver high purity vanadium products for the US and European aerospace and defense industries, and to navigate the geopolitical landscape, inclusive of the US tariffs on our Brazilian products as well as the ongoing geopolitical developments and policy shifts impacting supplying dynamics."

Financial and Operating Results - Highlights

(thousands of U.S. dollars, except as otherwise stated)	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenues	33,264	29,906	87,616	100,652
Operating costs	(34,314)	(29,538)	(106,848)	(115,624)
Net loss	(36,616)	(10,086)	(51,573)	(37,575)
Basic loss per share	(0.57)	(0.16)	(0.80)	(0.59)
Adjusted EBITDA[3]	1,951	(1,155)	(789)	(4,413)
Mining operations adjusted EBITDA[3]	3,984	2,360	5,943	3,510
Cash provided (used) before working capital items	11,919	(1,994)	2,803	3,413
Cash operating costs excl. royalties[3] ($/lb)	3.70	3.12	4.86	5.18
Adjusted cash operating costs excl. royalties[3] ($/lb)	3.03	3.08	3.34	4.34
Cash	7,847*	30,450**	7,847*	30,450**
Debt	106,005*	93,704**	106,005*	93,704**
Total mined - dry basis (tonnes)	3,865,738	3,815,827	12,060,606	10,276,249
Total ore mined (tonnes)	425,461	386,221	1,149,278	1,038,243
Effective grade[4] of ore mined (%)	0.52	0.76	0.49	0.66
V2O5 equivalent produced (tonnes)	2,636	3,072	6,189	7,490
V2O5 equivalent sales (tonnes)	2,417	1,961	6,290	6,567
Ilmenite concentrate produced (tonnes)	8,643	16,383	22,954	34,571

*As at September 30, 2025

**As at September 30,2024

Key Highlights

  The Company reported a net loss of $36.6 million for Q3 2025, compared to the net loss of $10.1 million for Q3 2024. This was primarily related to the non-cash derecognition of the deferred tax asset in Q3 2025 of $28.4 million. Operating costs increased to $34.3 million in Q3 2025 from $29.5 million in Q3 2024, which was primarily driven by an 11% increase in sales.

  Operating cash flows before working capital items increased to $11.9 million in Q3 2025, up from negative $2.0 million in Q3 2024, and Q3 2025 adjusted EBITDA increased to $2.0 million up from negative $1.2 million in Q3 2024. This is despite lower prices Q3 2025 relative to Q3 2024.

  Adjusted cash operating costs excluding royalties3 reduced by 2% to $3.03 per lb sold in Q3 2025 over Q3 2024 ($3.08 per lb sold) despite 14% production reduction in Q3 2025 over Q3 2024. This is a result of the Company's operational turnaround plan and cost optimization initiatives even as it has increased production throughout 2025.

  Professional, consulting and management fees of $3.1 million in Q3 2025 decreased from Q3 2024 by 48%, which was primarily attributable to the Company's focus on reducing costs, including its activity at Largo Clean Energy Corp. ("LCE") during the quarter. Additionally, Other G&A expenses of 1.1 million and technology start-up costs of $0.2 million in Q3 2025 were 47% and 85% less than Q3 2024.

  Subsequent to Q3 2025, October 2025 production and sales were 900 tonnes and 400 tonnes of V2O5 equivalent, respectively. Under the terms of the Company's amended inventory supply agreement, a further 100 tonnes of V2O5 equivalent, which are subject to refund, was delivered in October 2025. No revenues are recognized for these deliveries and amounts received are recognized as revenues subject to refund in the Company's consolidated statement of financial position upon receipt. Additionally, 3,873 dry tonnes of ilmenite were sold in October.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 and its management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2025 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Currais Novos Tungsten Tailing Project near Natale Brazil, and a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Daniel Tellechea
Interim CEO & Director
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations; the expected use of proceeds of the Facility and their expected impact on the Company's liquidity position and ability to improve its operations; the Company's transition from turnaround execution to steady-state operations; the Company's ability to meet its set targets for the year; and the extent of capital and operating expenditures.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable prices of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, especially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 as per the Q3 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenues - V2O5 produced[i]	$13,581	$12,884	$33,865	$47,175
V2O5 sold - produced (000s lb)	2,266	2,142	5,695	7,279
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.99	$6.01	$5.95	$6.48

Revenues - V2O5 purchased[i]	$13	$—	$13	$988
V2O5 sold - purchased (000s lb)	2	—	2	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$6.50	$—	$6.50	$5.61

Revenues - V2O5[i]	$13,594	$12,884	$33,878	$48,163
V2O5 sold (000s lb)	2,268	2,142	5,697	7,455
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.99	$6.01	$5.95	$6.46

Revenues - V2O3 produced[i]	$1,209	$958	$3,940	$7,896
V2O3 sold - produced (000s lb)	135	89	473	839
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$8.96	$10.76	$8.33	$9.41

Revenues - FeV produced[i]	$17,228	$11,519	$42,820	$34,678
FeV sold - produced (000s kg)	869	555	2,110	1,636
FeV revenues per kg of FeV sold - produced ($/kg)	$19.83	$20.75	$20.29	$21.20

Revenues - FeV purchased[i]	$248	$1,814	$4,582	$4,766
FeV sold - purchased (000s kg)	11	84	197	222
FeV revenues per kg of FeV sold - purchased ($/kg)	$22.55	$21.60	$23.26	$21.47

Revenues – FeV[i]	$17,476	$13,333	$47,402	$39,444
FeV sold (000s kg)	880	639	2,307	1,858
FeV revenues per kg of FeV sold ($/kg)	$19.86	$20.87	$20.55	$21.23

Revenues[1]	$32,279	$27,175	$85,220	$95,503
V2O5 equivalent sold (000s lb)	5,329	4,324	13,868	14,478
Revenues per pound sold ($/lb)	$6.06	$6.28	$6.15	$6.60

i. As per note 19 of the Company's Q3 2025 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Excluding Royalties Per Pound

The Company's press release refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q3 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended

	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Operating costs[i]	$34,314	$29,538	$106,848	$115,624
Professional, consulting and management feesii	369	463	1,345	1,401
Other general and administrative expensesiii	379	351	768	936
Less: ilmenite costs and write-down[i]	(1,994)	(3,579)	(6,089)	(5,875)
Less: conversion costs[i]	(4,149)	(1,982)	(9,685)	(6,023)
Less: product acquisition costs[i]	(245)	(1,537)	(4,580)	(4,897)
Less: distribution costs[i]	(2,688)	(2,275)	(6,222)	(5,817)
Less: inventory write-downiv	(32)	(1,002)	(21)	(261)
Less: depreciation and amortization expense[i]	(5,084)	(5,338)	(14,632)	(18,811)
Cash operating costs	$20,870	$14,558	$67,732	$75,794
Less: royalties[i]	(1,315)	(1,935)	(3,484)	(5,422)
Cash operating costs excluding royalties	$19,555	$12,623	$64,248	$70,372
Less: vanadium inventory write-down[v]	(3,509)	(166)	(20,086)	(11,380)
Adjusted cash operating costs excluding royalties	16,046	12,457	$44,162	$58,992
Produced V2O5 sold (000s lb)	5,291	4,050	13,210	13,579

Cash operating costs per pound ($/lb)	$3.94	$3.59	$5.13	$5.58
Cash operating costs excluding royalties per pound ($/lb)	$3.70	$3.12	$4.86	$5.18
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.03	$3.08	$3.34	$4.34

i. As per note 20 of the Company's Q3 2025 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 16 of the Company's Q3 2025 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 16 less the increase in legal provisions of $24 (Q3 2025) and increase in legal provisions of $80 (for the nine months ended September 30, 2025) as noted in the "other general and administrative expenses" section on page 7 of the Company's Q3 MD&A.

iv. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $40 (Q3 2025) and $40

(for the nine months ended September 30, 2025) (write-down of $nil in Q3 2024 and $nil for the nine months ended September 30, 2024).

v. As per note 5 for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended

	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Net loss	$(36,616)	$(10,086)	$(51,573)	$(37,575)
Foreign exchange gain (loss)	(1,299)	(1,086)	(11,835)	3,957
Share-based payments	649	775	861	1,183
Finance costs	4,084	2,483	9,186	7,100
Interest income	(20)	(255)	(197)	(1,431)
Income tax expense (recovery)	44	26	112	(2,842)
Deferred income tax recovery	26,146	(1,871)	21,875	(11,542)
Depreciation[i]	5,306	5,578	15,296	20,470
EBITDA	$(1,706)	$(4,436)	$(16,275)	$(20,680)
Inventory write-downii	3,719	1,168	20,310	12,848
Write-down of vanadium assets	(38)	962	275	1,197
Movement in legal provisionsiii	(24)	158	80	1,130
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Adjusted EBITDA	$1,951	$(1,155)	$(789)	$(4,413)
Less: Clean Energy Adjusted EBITDA	1,866	3,428	6,099	7,439
Less: LPV Adjusted EBITDA	167	87	633	484
Mining Operations Adjusted EBITDA	$3,984	$2,360	$5,943	$3,510

i. As per the consolidated statements of cash flows of the Company's Q3 2025 unaudited condensed interim consolidated financial statements.

ii. As per note 5 of the Company's Q3 2025 unaudited condensed interim consolidated financial statements.

iii. As per the "non-recurring items" section on page 8 of of the Company's Q3 2025 management's discussion and analysis.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[2] Fastmarkets Metal Bulletin.

[3] The cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, Adjusted EBITDA, Mining operations adjusted EBITDA, revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

[4] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate